SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 2)1

GLOBALOPTIONS GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37946D209

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 May 26, 2011**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

** Please see Item 5.

CUSIP No. 37946D20913DPage 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. BIP GP LLC WAM GP LLC Weiss Asset Management LP Andrew M. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

BIP GP LLC is a Delaware limited liability company.

WAM GP LLC is a Delaware limited liability company.

Weiss Asset Management LP is a Delaware limited partnership.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER BIP GP LLC -- 896,287 ** WAM GP LLC -- 1,280,409 ** Weiss Asset Management LP -- 1,280,409 ** Andrew M. Weiss -- 1,280,409 **
	9	SOLE DISPOSITIVE POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER BIP GP LLC -- 896,287 ** WAM GP LLC -- 1,280,409 ** Weiss Asset Management LP -- 1,280,409 ** Andrew M. Weiss -- 1,280,409 **

CUSIP No. 37946D20913DPage 2 of 5 Pages

** Please see Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON BIP GP LLC -- 896,287 ** WAM GP LLC -- 1,280,409 ** Weiss Asset Management LP -- 1,280,409 ** Andrew M. Weiss -- 1,280,409 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) BIP GP LLC -- 14.92% ** WAM GP LLC -- 21.31% ** Weiss Asset Management LP -- 21.31% ** Andrew M. Weiss -- 21.31% **
14	TYPE OF REPORTING PERSON BIP GP LLC -- 00 WAM GP LLC -- 00 Weiss Asset Management LP – IA, PN Andrew M. Weiss -- IN

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on October 29, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 13, 2011, (collectively, the “Schedule 13D”) with respect to the items set forth below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The Shares were acquired for investment purposes. From time to time and subject to the Reporting Persons agreement described in Item 6, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer or dispose of securities of the Issuer, in each case, in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

** Please see Item 5.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The following Share amounts and percentages have been calculated and/or estimated based on the Issuer’s public announcement on May 26, 2011 (the “Announcement”), which was included as an Exhibit to the Issuer’s Schedule TO Amendment No. 2 filed on that same date.  To the extent that the pro-ration factor is ultimately different from that announced in such announcement, the following numbers of Shares and/or percentages may be modified.

(a) and (b)

  896,287 Shares, representing approximately 15% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Mr. Weiss is the managing member of each of BIP GP LLC and WAM GP

CUSIP No. 37946D20913DPage 3 of 5 Pages

LLC and in such capacity has the power to vote and dispose of such Shares.

384,123 Shares, representing approximately 6 % of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Mr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

All Share numbers and ownership percentages reported herein are as of May 26, 2011. As noted above, all ownership percentages reported herein are based on 6,007,820 Shares of the Issuer's Common Stock issued and outstanding as of May 26, 2011, calculated in accordance with the Announcement. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, the only transactions in the Issuer’s Common Stock engaged in by BIP and BGO were the tender of Shares to the Issuer pursuant to the Issuer’s partial tender offer.  In accordance with the Announcement, BIP and BGO sold approximately 3,158,392 and 1,353,595 Shares, respectively at a price of $2.60 per Share, to the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 37946D20913DPage 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

May 26, 2011

 BIP GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS ASSET MANAGEMENT LP

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 ATTORNEY-IN-FACT FOR ANDREW WEISS

CUSIP No. 37946D20913DPage 5 of 5 Pages

Footnotes

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).